AB 3/5/03

03013921

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAR - 4 2003
WASH, D.C. 181 SECTION

OMB APPROVAL
OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46369

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) **AND ENDING** 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

SGI, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Broadway
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim Murray (212)-349-6100
(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GOLDSTEIN GOLUB KESSLER LLP
(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036-2602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

3/21

OATH OR AFFIRMATION

I, Tim Murray swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SGI, LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Timothy Murray
Signature

Controller
Title

Notary Public

CARL MARTIN OSTERGAARD JR.
Notary Public, State of New York
No. 01OS6000119
Qualified in New York County
Commission Expires Dec. 8, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*

SGI, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

NEXIA INTERNATIONAL

INDEPENDENT AUDITOR'S REPORT

To the Members of
SGI, LLC

We have audited the accompanying statement of financial condition of SGI, LLC ("SGI") as of December 31, 2002. This financial statement is the responsibility of SGI's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SGI, LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

February 7, 2003

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

SGI, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Cash and Cash Equivalents (Note 2)	$165,401
Receivable from Clearing Broker (Note 4)	99,493
Commissions Receivable	287,172
Prepaid Expenses	47,482
Property, Equipment and Leasehold Improvements, at cost - net of accumulated depreciation and amortization of $89,825 (Note 3)	6,470
Due from Employees	7,616
Other	22,466
Total Assets	$636,100
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Loans payable (Note 5)	$248,839
Accounts payable and accrued expenses	240,217
Total liabilities	489,056
Commitments and Contingency (Note 6)	
Members' Equity	147,044
Total Liabilities and Members' Equity	$636,100

See Notes to Statement of Financial Condition

1. ORGANIZATION AND NATURE OF BUSINESS:

SGI, LLC ("SGI") is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and conducts business on the floor of the New York Stock Exchange. Operations include the execution of transactions for nonmember organizations by means of a direct phone access system.

2. SIGNIFICANT ACCOUNTING POLICIES:

SGI records income from securities transactions and the related revenue and expenses on a trade-date basis.

As a limited liability company, SGI is not liable for federal and state income tax payments. SGI is subject to New York City unincorporated business tax.

Cash equivalents consist of money market funds. SGI maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. SGI has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Depreciation of property and equipment is provided for by the straight-line method over their useful lives of five to seven years. Leasehold improvements are amortized over the remaining term of the lease.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

3. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

Property, equipment and leasehold improvements, at cost, consist of the following:

Furniture, fixtures and office equipment	$87,794
Computer equipment	8,501
	96,295
Accumulated depreciation and amortization	89,825
	$ 6,470

4. RECEIVABLE FROM CLEARING BROKER:

SGI has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by SGI. As of December 31, 2002, there were no amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

5. LOANS PAYABLE: SGI has a line of credit with the United States Trust Company in the amount of $50,000, which expires January 1, 2003. Interest for the line is the prime rate plus 1%. In addition, SGI has two loans with PNC Bank and U.S. Small Business Administration ("SBA") in the amounts of $47,000, expiring November 2008, and $200,000, expiring October 2006. Interest rates for the loans are 8.75% and 4.00%, respectively. Borrowings are collateralized by all of SGI's assets. The SBA loan is collateralized by the Members' personal assets.

The aggregate amount of principal payments on long-term debt during the years following December 31, 2002 are as follows:

Year ending December 31,

2003	$ 66,666
2004	57,036
2005	59,078
2006	52,927
2007	6,927
Thereafter	6,205
	$248,839

6. COMMITMENTS AND CONTINGENCY: SGI leases three seats on the New York Stock Exchange, Inc. One lease expires in July 2003 and requires monthly rental of $27,917. The second lease expires in October 2003 and requires monthly payments of $27,917 and the third lease expires in May 2003 and requires monthly payments of $24,583.

SGI leases its premises under a lease expiring November 2003. The lease is subject to escalations for increases in utilities and other operating expenses. The aggregate minimum future payment under this lease is $112,890 for the year ending December 31, 2003.

The New York Stock Exchange, Inc.'s Division of Enforcement notified SGI of the commencement of an investigation of the 2001 report of examination of SGI. The outcome of the investigation cannot presently be determined. Management intends to vigorously defend against any current or prospective claims made or pursued by the New York Stock Exchange, Inc.

7. NET CAPITAL REQUIREMENT: As a registered broker-dealer, SGI is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires that SGI maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital changes from day to day; however, at December 31, 2002, SGI had net capital of $42,162, which exceeded its requirement of $32,620 by $9,542.